Exhibit 99.1

Afya Limited Announces Pricing of Follow-on Offering of Class A Common Shares

February 7, 2020 – Afya Limited, or Afya (Nasdaq: AFYA), today announced the pricing of a follow-on public offering of 12,426,740 Class A common shares at a public offering price of $27.50 per share, consisting of 3,019,928 Class A common shares offered by Afya, and 9,406,812 Class A common shares offered by certain selling shareholders of Afya (the “Selling Shareholders”), including Crescera Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”), pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”). The offering is expected to close on February 11, 2020. In addition, Afya and Crescera have granted the underwriters a 30-day option to purchase up to 1,864,010 additional Class A common shares at the public offering price, less underwriting discounts and commissions. Afya will not receive any proceeds from the sale of Class A common shares by the Selling Shareholders.

BofA Securities, UBS Securities LLC, Goldman Sachs & Co. LLC and Itau BBA USA Securities, Inc. are acting as Global Coordinators in this public offering.

The offering is being made only by means of a prospectus. Copies of the final prospectus relating to, and describing the terms of, the offering may be obtained from BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department or by emailing dg.prospectus_requests@bofa.com; UBS Securities LLC, Attn: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone at (888) 827-7275 or by email at ol-prospectus-request@ubs.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; and Itau BBA USA Securities, Inc., 540 Madison Avenue 24th Floor, New York, NY 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com. The final terms of the offering will be disclosed in a final prospectus to be filed with the SEC.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the SEC. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Afya’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Afya’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. None of Afya or the Global Coordinators undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

Contact:

Investor Relations: ir@afya.com.br

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